UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  October 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

AMS HOMECARE FILES 20F AND PROVIDES CORPORATE UPDATE

-         Files Audited Financial Statements with unqualified audit opinion

-          Files 20F in US

Vancouver, B.C. Oct 19, 2006 - AMS Homecare Inc. (OTCBB: AHCKF), a leading national provider of mobility products, durable medical products and patient monitoring technology to the aging North American population, is pleased to report that audited financial statements for February 28, 2006 with an attached audit opinion letter has been filed with the regulators; also a 2006 Annual 20F filing has been submitted to the Securities and Exchange Commission before our deadline for filing.  Full financial results and MD&A can be viewed at http://www.sedar.com  and the Edgar Filing on http://www.sec.gov.com

.

The Audited Financial Statements were originally filed in July 2006 without an audit opinion letter from Cinnamon Jang Willoughby & Company (CJW) our auditors for the last few years.  As reported in releases dated July 10, 2006 and July 26, 2006 Mr. Ron Miller, C.A. the partner in charge from CJW advised the Company that he had been mistaken about the filing deadline and therefore could not complete the Audit and Audit Opinion Letter by the required deadline.  Subsequently he raised issues that had previously been dealt with during the CJW fieldwork.  One issue he raised was the value of shares which had been issued during the year to the CEO and President.  The Company had previously explained the value they had placed on the shares and provided documentation and explanations to CJW which the Company understood had been accepted.  Miller estimated the value at a substantially lower value.  When the Company sought an explanation for his estimate he, for the first time advised that an appraisal of the Company was required to determine the price at which shares that had been issued.  The company viewed this as an unnecessary expense and delay to the Company, however in attempts to avoid delay and damage the company accepted his range of estimate for the value of shares issued and asked him to issue the audit opinion letter because the company viewed the field work and audit was complete.   He refused claiming he was not finished his audit and resigned forcing the company to retain new auditors.  The company retained STS Partners LLP Chartered Accountants as our auditors.  STS Partners completed another audit and in essence duplicated the work of CJW, and we are pleased to inform that STS Partners issued the company an unqualified audit opinion letter with no change in the results of operations of the company in its financial statements, as compared to the financials audited by CJW which were filed in July 2006.  The material changes have been to reflect an increase in the value of the shares issued to the CEO and President.  The new value of the share issuance is higher and in sharp contrast to CJW's efforts to decrease the value of the issuance for reasons the company did not understand or agree.

Meanwhile the delay in duplicating the audit work resulted in the company receiving a cease trade order from the BCSC through no fault of the company.  The company must now request the BCSC to remove the cease trade which will result in further expenses and time for the company even though the financial statements are principally the same except for the changes noted.   The company is proceeding to file the reactivation application.  The application involves payment of fees and submission of documents.  The company expects to complete the submission by Monday, October 23, 2006.

The delay in obtaining this audit opinion has resulted in damages to the company in legal costs and fees as well as the substantial loss in shareholder value over this time by the drop in the market price of the company's common shares.

Management is working diligently on increasing financings in expectations of further growth in the company and expects further announcements soon on these and other matters.  The company has filed and met all OTCBB and SEC requirements.

About AMS Homecare

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment; durable, disposable medical products, and patient monitoring technology.  AMS is a USA retailer with its own pharmacy/durable equipment store ( http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is moving forward and strengthening its foundation, building an organization capable of serving the needs of the aging populations in Canada and the United States. More information is available at ( http://www.amshomecare.com).

For further information contact:

AMS Homecare Inc:

Daryl Hixt

Corporate Communication
604-273-5173 ext 121

ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are "forward-looking" under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.  Investors should refer to the Full and Complete Safe Harbour Statement disclosed on the company website (http://www.amshomecare.com)

Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer